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                          September 14, 2023

       Aoife Brennan
       President, Chief Executive Officer and Director
       SYNLOGIC, INC.
       301 Binney Street, Suite 402
       Cambridge, MA 02142

                                                        Re: SYNLOGIC, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed September 8,
2023
                                                            File No. 333-274421

       Dear Aoife Brennan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nishant M. Dharia, Esq.